Mail Stop 4561

June 9, 2008

Cery Perle, Chairman and CEO
Spare Backup, Inc.
72757 Fred Waring Drive
Palm Desert, CA 92260
Also via facsimile at (760) 779-0291

> **Re: Spare Backup, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 3, 2008**
> **File No. 000-30587**

Dear Mr. Perle:

We have limited our review of your filing to those issues we have addressed in our comment below. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You state that the corporate actions described in your information statement have been approved by holders of a majority of the outstanding shares of your voting securities. Please tell us the sequence of events through which you obtained the requisite majority consents for the amendments to your articles of incorporation to increase the number of authorized shares of common stock and to effect the reverse stock split of your outstanding shares of common stock. In your response letter, identify the stockholders from whom consents were obtained who are not officers, directors, 10% shareholders or their affiliates. In this regard, we note that your beneficial ownership table indicates that your officers, directors and 10% shareholders hold, in the aggregate, only 34.7% of the company's outstanding voting securities. Please provide the analysis supporting your

conclusion that the consents were obtained without engaging in a solicitation, as defined in Rule 14a-1(l) under the Exchange Act.

*   *   *   *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact Jay Ingram at (202) 551-3397. You may also contact me at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: <u>Via Facsimile (561) 361-9612</u>
James M. Schneider, Esq.
Schneider Weinberger & Beilly, LLP